UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Arcimoto, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

039587100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WR Hambrecht Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,088,456
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,088,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,456
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 6.8%(1)
12.	Type of Reporting Person PN

1 Based on 15,973,816 shares of common stock, no par value per share of Arcimoto, Inc. (the “Common Stock”) outstanding as of September 30, 2018, as reported by Arcimoto, Inc., (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 16, 2018 (the “Form 10-Q”).

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hambrecht Partners Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,088,456
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,088,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,456
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 6.8%(1)
12.	Type of Reporting Person OO

1 Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Elizabeth Hambrecht
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,832
	6.	Shared Voting Power 1,088,456
	7.	Sole Dispositive Power 9,832
	8.	Shared Dispositive Power 1,088,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,288
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 6.9%(1)
12.	Type of Reporting Person IN

1 Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John Hullar
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 98,323
	6.	Shared Voting Power 1,088,456
	7.	Sole Dispositive Power 98,323
	8.	Shared Dispositive Power 1,088,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,186,779
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.5%(1)
12.	Type of Reporting Person IN

1 Based on 15,973,816 shares of Common Stock outstanding as of September 30 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Paramour Capital
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 183,333
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 183,333
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,333
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.15%(1)
12.	Type of Reporting Person OO

1 Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Michael A. Kramer
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,271,789
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,271,789

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271,789
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.96%(1)
12.	Type of Reporting Person IN

1 Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WM Electric Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 50,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 50,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.3%(1)
12.	Type of Reporting Person OO

1 Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) William Mayer
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 113,723
	6.	Shared Voting Power 1,138,456
	7.	Sole Dispositive Power 113,723
	8.	Shared Dispositive Power 1,138,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,252,179
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%(1)
12.	Type of Reporting Person IN

1 Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Ironstone Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 79,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 79,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0.5%(2)
12.	Type of Reporting Person CO

[1]	Consists of 5,000 shares of Common Stock subject to options held by Ironstone Group, Inc. (“Ironstone Group”) that vest within 60 days of June 21, 2018.

[2]	Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) William Hambrecht
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 15,732
	6.	Shared Voting Power 1,167,456(1)
	7.	Sole Dispositive Power 15,732
	8.	Shared Dispositive Power 1,167,456(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,188(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.4%(2)
12.	Type of Reporting Person IN

[1]	Consists of 5,000 shares of Common Stock subject to options held by Ironstone Group that vest within 60 days of June 21, 2018.

[2]	Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Thomas Thurston
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,167,456(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,167,456(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,456(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.3%(2)
12.	Type of Reporting Person IN

[1]	Consists of 5,000 shares of Common Stock subject to options held by Ironstone Group that vest within 60 days of June 21, 2018.

[2]	Based on 15,973,816 shares of Common Stock outstanding as of September 30, 2018, as reported by the Issuer in its Form 10-Q.

CUSIP No. 039587100

Item 1(a)	Name of Issuer

Arcimoto, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

2034 W. 2nd Avenue, Eugene, Oregon 97402

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by:

WR Hambrecht Ventures III, L.P. (“WR Hambrecht”)

Hambrecht Partners Holdings, LLC (“HPH”)

Elizabeth Hambrecht (“Ms. Hambrecht”)

John Hullar (“Mr. Hullar”)

Paramour Capital (“Paramour Capital”)

Michael A. Kramer (“Mr. Kramer”)

WM Electric Holdings, LLC (“Electric Holdings”)

William Mayer (“Mr. Mayer”)

Ironstone Group, Inc. (“Ironstone Group”)

William Hambrecht (“Mr. Hambrecht”)

Thomas Thurston (“Mr. Thurston”)

(collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

WR Hambrecht, HPH, Ms. Hambrecht, Mr. Hullar, Ironstone Group, Mr. Hambrecht and Mr. Thurston have a principal address of 909 Montgomery Street, 3rd Floor, San Francisco, California 94133. Paramour Capital has a principal address of 1300 Market Streeet, Suite 605, Wilmington, Delaware 19801. Mr. Kramer has a principal address of 499 Park Avenue, 16th Floor, New York, New York 10022. Electric Holdings and Mr. Mayer have a principal address of P.O. Box 4462, Aspen, Colorado 81612.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

WR Hambrecht — Delaware

HPH — California

Ms. Hambrecht — USA

Mr. Hullar — USA

Paramour Capital — Delaware

Mr. Kramer — USA

Electric Holdings — Delaware

Mr. Mayer — USA

Ironstone Group — Delaware

Mr. Hambrecht — USA

Mr. Thurston — USA

CUSIP No. 039587100

Item 2(d)	Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2(e)	CUSIP Number

039587100

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable.

Item 4.	Ownership

(a) The Reporting Persons are the beneficial owners of an aggregate of 1,638,399 shares of Common Stock, which represents 10.26% of the Issuer’s outstanding Common Stock based upon 15,973,816 shares of Common Stock outstanding as of September 30, 2018 as reported by the Issuer in its Form 10-Q. The Reporting Persons’ beneficial ownership consists of 1,088,456 shares of Common Stock held directly by WR Hambrecht, with HPH as its investment manager and Mr. Mayer as the Chairman, Mr. Hambrecht as the Co-Chairman and advisory director and Mr. Hullar as Chief Executive Officer and a director of HPH. Mr. Hambrecht also serves as the portfolio manager and managing partner of WR Hambrecht. He owns 15,732 shares of Common Stock through a revocable trust. Mr. Mayer owns 113,723 shares of Common Stock in his own name and an additional 50,000 shares of Common Stock through his investment fund Electric Holdings. Ms. Hambrecht is the portfolio manager of WR Hambrecht and also owns 9,832 shares of Common Stock with her spouse. Mr. Hullar is a Managing Partner and Chief Executive Officer of WR Hambrecht and also owns 98,323 shares of Common Stock through a trust with his spouse. Mr. Kramer, a member of the Board of Directors of HPH, owns 183,333 shares of Common Stock through Paramour Capital. Mr. Hambrecht also serves as the President and Chief Executive Officer of Ironstone Group. Ironstone Group holds 74,000 shares of Common Stock and 5,000 shares of Common Stock underlying an option that is vested within 60 days of June 21, 2018. Mr. Thurston is a director of both Ironstone Group and the Issuer and owns units of WR Hambrecht.

(b) Percent of class:

WR Hambrecht — 6.8%

HPH — 6.8%

Ms. Hambrecht — 6.9%

Mr. Hullar — 7.5%

Paramour Capital — 1.15%

Mr. Kramer — 7.6%

Electric Holdings — less than 1%

Mr. Mayer — 7.9%

Ironstone Group — less than 1%

Mr. Hambrecht — 7.4%

Mr. Thurston — 7.3%

CUSIP No. 039587100

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

WR Hambrecht — 0

HPH — 0

Ms. Hambrecht — 9,832

Mr. Hullar — 98,323

Paramour Capital — 183,333

Mr. Kramer — 0

Electric Holdings — 50,000

Mr. Mayer — 113,723

Ironstone Group — 79,000

Mr. Hambrecht — 15,732

Mr. Thurston — 0

(ii) Shared power to vote or to direct the vote:

WR Hambrecht — 1,088,456

HPH — 1,088,456

Ms. Hambrecht — 1,088,456

Mr. Hullar — 1,088,456

Paramour Capital — 0

Mr. Kramer — 1,271,789

Electric Holdings — 0

Mr. Mayer — 1,138,456

Ironstone Group — 0

Mr. Hambrecht — 1,167,456

Mr. Thurston — 1,167,456

(iii) Sole power to dispose or to direct the disposition of:

WR Hambrecht — 0

HPH — 0

Ms. Hambrecht — 9,832

Mr. Hullar — 98,323

Paramour Capital — 183,333

Mr. Kramer — 0

Electric Holdings — 50,000

Mr. Mayer — 113,723

Ironstone Group — 79,000

Mr. Hambrecht — 15,732

Mr. Thurston — 0

(iv) Shared power to dispose or to direct the disposition of:

WR Hambrecht — 1,088,456

HPH — 1,088,456

Ms. Hambrecht — 1,088,456

Mr. Hullar — 1,088,456

Paramour Capital — 0

Mr. Kramer — 1,271,789

Electric Holdings — 0

Mr. Mayer — 1,138,456

Ironstone Group — 0

Mr. Hambrecht — 1,167,456

Mr. Thurston — 1,167,456

CUSIP No. 039587100

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A –	Joint Filing Agreement

Exhibit B –	Power of Attorney

CUSIP No. 039587100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2019

WR HAMBRECHT VENTURES III, L.P.

By:	Hambrecht Partners Holdings, LLC its investment manager

By:	*
Name:	William R. Hambrecht
Title:	Managing Partner

HAMBRECHT PARTNERS HOLDINGS, LLC

By:	*
Name:	William R. Hambrecht
Title:	Co-Chairman

*
Elizabeth Hambrecht

*
John Hullar

PARAMOUR CAPITAL

By:	*
Name:	Michael A. Kramer
Title:	Manager

*
Michael A. Kramer

WM ELECTRIC HOLDINGS, LLC

By:	*
Name:	William E. Mayer
Title:	Manager

*
William Mayer

CUSIP No. 039587100

IRONSTONE GROUP, INC.

By:	*
Name:	William R. Hambrecht
Title:	Chairman & CEO

*
William Hambrecht

*
Thomas Thurston

* By:	/s/ William Hambrecht
William Hambrecht, as Attorney-in-Fact

CUSIP No. 039587100

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: June 21, 2018

[Signature Pages Follow]

CUSIP No. 039587100

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

WR HAMBRECHT VENTURES III, L.P.

By:	Hambrecht Partners Holdings, LLC its investment manager

By:	*
Name:	William R. Hambrecht
Title:	Managing Partner

HAMBRECHT PARTNERS HOLDINGS, LLC

By:	*
Name:	William R. Hambrecht
Title:	Co-Chairman

*
Elizabeth Hambrecht

*
John Hullar

PARAMOUR CAPITAL

By:	*
Name:	Michael A. Kramer
Title:	Manager

*
Michael A. Kramer

WM ELECTRIC HOLDINGS, LLC

By:	*
Name:	William E. Mayer
Title:	Manager

*
William Mayer

CUSIP No. 039587100

IRONSTONE GROUP, INC.

By:	*
Name:	William R. Hambrecht
Title:	Chairman & CEO

*
William Hambrecht

*
Thomas Thurston

* By:	/s/ William Hambrecht
William Hambrecht, as Attorney-in-Fact

CUSIP No. 039587100

Exhibit B

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William Hambrecht with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to:

(i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder;

(ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority; and

(iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of June, 2018.

WR HAMBRECHT VENTURES III, L.P.

By:	Hambrecht Partners Holdings, LLC its investment manager

By:	/s/ William R. Hambrecht
Name:	William R. Hambrecht
Title:	Managing Partner

CUSIP No. 039587100

HAMBRECHT PARTNERS HOLDINGS, LLC

By:	/s/ William R. Hambrecht
Name:	William R. Hambrecht
Title:	Co-Chairman

/s/ Elizabeth Hambrecht
Elizabeth Hambrecht

/s/ John Hullar
John Hullar

PARAMOUR CAPITAL

By:	/s/ Michael A. Kramer
Name:	Michael A. Kramer
Title:	Manager

/s/ Michael A. Kramer
Michael A. Kramer

WM ELECTRIC HOLDINGS, LLC

By:	/s/ William E. Mayer
Name:	William E. Mayer
Title:	Manager

/s/ William Mayer
William Mayer

IRONSTONE GROUP, INC.

By:	/s/ William R. Hambrecht
Name:	William R. Hambrecht
Title:	Chairman & CEO

/s/ William Hambrecht
William Hambrecht

/s/ Thomas Thurston
Thomas Thurston